FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 10, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contacts:	Szabolcs Czenthe, Magyar Telekom IR
+36-1-458-0437
Krisztina Förhécz, Magyar Telekom IR
+36-1-457-6029
Rita Walfisch, Magyar Telekom IR
+36-1-457-6036
investor.relations@telekom.hu

Q1 2007 results: solid underlying performance boosted by growing system integration & IT contribution

Budapest – May 10, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first three months of 2007, in accordance with International Financial Reporting Standards (IFRS). Starting from this 1Q07 flash report, Magyar Telekom will change its previously applied segment disclosure as a result of the change in the management structure of Group. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Headquarter and shared services), which include both Hungarian and foreign activities. In addition, the Company’s secondary format for reporting segment information is geographical segments. The T-Com segment includes the fixed line operations in Hungary, Macedonia and Montenegro, as well as the alternative and wholesale operations in Romania, Bulgaria and Ukraine. The T-Mobile segment consists of the mobile operations in Hungary, Macedonia and Montenegro; Pro-M’s TETRA services are also consolidated here. T-Systems segment includes the corporate services in Hungary. The Headquarters and Shared services segment performs strategic and cross-divisional management functions for the Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly for internal services within the Group. The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

Highlights:

•                  Revenues grew by 6.1% from HUF 151.9 bn to HUF 161.1 bn (EUR 638.4 m) in Q1 2007 over the same period last year. The higher mobile, internet and SI/IT revenues compensated for the lower fixed line outgoing traffic revenues. The consolidation of KFKI, T-Systems Hungary and Dataplex contributed HUF 5.6 bn to Group revenues in Q1 2007.

•                  EBITDA decreased by 1.7% to HUF 63.0 bn, with an EBITDA margin of 39.1%. Group EBITDA excluding investigation-related costs (HUF 0.9 bn) and headcount reduction-related severance payments and accruals (HUF 4.0 bn) was HUF 67.9 bn with an EBITDA margin of 42.1%.

•                  Gross additions to tangible and intangible assets were HUF 9.4 bn, of which HUF 4.8 bn related to the T-Com segment, HUF 4.0 bn to T-Mobile (within this, HUF 1.0 bn was spent on mobile broadband investment) and HUF 0.5 bn to T-Systems.

•                  Profit attributable to equity holders of the company (net income) decreased by 16.1%, from HUF 18.9 bn (EUR 74.5 m) to HUF 15.9 bn (EUR 63.0 m), driven by higher income taxes.

•                  Net cash from operating activities grew strongly from HUF 43.6 bn to HUF 57.3 bn as the lower EBITDA and higher tax paid was offset by lower interest paid and a decrease in working capital requirements (driven mainly by a change in trade payables). Net cash utilized in investing activities fell from HUF 28.8 bn to HUF 25.0 bn, mainly driven by the Orbitel acquisition in Q1 2006. Net cash from financing activities significantly increased, reflecting the dividend paid to shareholders in January 2007 for 2005 financials.

•                  Net debt increased to HUF 283.2 bn, reflecting the increase in loans for financing acquisitions and dividend payment for 2005 financials paid in January 2007. The net debt ratio (net debt to net debt plus total equity) was 31.7% at end-March 2007.

Christopher Mattheisen, Chairman and CEO commented: “The key drivers of the solid Group-level top line growth in the first quarter were the consolidation impact of our recently acquired companies in the Hungarian IT & system integration sector and revenues related to the TETRA service. EBITDA slightly decreased due to the increased costs driven by the investigation- and headcount reduction-related expenses. For the first time, our segmental results are presented using our new reporting structure, which offers better visibility of our businesses and is consistent with internal reporting and monitoring. In the T-Com segment, our focus remains on customer retention and broadband expansion. In the Hungarian market, we have doubled the speed of the ADSL packages since the beginning of the year and introduced naked ADSL in March to further boost broadband penetration. As a result, the broadband customer number and internet revenues continued to show strong growth. In the T-Mobile segment, despite the high penetration and intense competition, we were able to maintain our clear market leadership in Hungary. Despite the negative impact of the cut in mobile termination fees on our revenues, mobile revenues increased thanks to the higher traffic and increasing importance of mobile broadband services. The revenue contribution of our international mobile subsidiaries also grew. The strong growth of T-Systems segment revenues reflects the consolidation of the new subsidiaries, KFKI and T-Systems Hungary as well as the impact of new outsourcing agreements.”

T-Com

Revenues before elimination fell by 2.3% to HUF 75.3 bn in Q1 2007 over the same period in 2006 and EBITDA margin decreased to 40.6%.

•                  Hungarian fixed line revenues declined by 2.4%, mainly due to mobile substitution and traffic loss to alternative and cable competitors. Internet revenues grew by 22.8% thanks to the significant increase in the number of ADSL and cable broadband customers. The total number of broadband connections exceeded 628,000 at end-March 2007, although strong mobile substitution and strong competition from cable operators resulted in a decline in the total number of fixed lines (down 4.2% at end-March 2007 compared to a year ago). EBITDA was down by 3.0% to HUF 24.9 bn and EBITDA margin was slightly up to 40.9%.

•                  In Macedonia, fixed line revenues decreased by 3.7% to HUF 10.2 bn, reflecting lower voice traffic due to strong mobile substitution and the emerging fixed line competition. This decrease was partly offset by increasing internet-related revenues. EBITDA decreased by 0.9% and EBITDA margin was up to 50.5% in the Q1 2007.

•                  In Montenegro, fixed line revenues increased by 3.2% to HUF 4.4 bn in the first quarter of 2007, as increasing wholesale and broadband revenues successfully offset the eroding retail voice traffic. EBITDA decreased significantly due to provisions created for employees leaving the company and related pending legal cases. As a result, the EBITDA margin decreased to 12.9%. Excluding the above provisions, EBITDA margin was broadly flat with 34%.

T-Mobile

Revenues before elimination grew by 7.6% to HUF 80.8 bn; EBITDA margin was 42.7%.

•                  T-Mobile Hungary showed a revenue increase of 4.1% thanks to the healthy growth in the customer base and growing focus on value added services, despite a decrease in wholesale voice revenues, driven by the mobile termination fee cut in February 2007. Although the increase in value added service revenues and usage continues, ARPU showed a 3.3% decrease due to the declining tariffs and the cut in the termination rates. Average acquisition cost per new customer increased by 5%, reflecting the higher subsidies for postpaid customers and 3G/HSDPA enabled devices. As a result, the customer mix improved further reaching a postpaid ratio of 35.7% at the end of the first quarter. EBITDA was HUF 27.9 bn with an EBITDA margin of 41.8%.

•                  T-Mobile Macedonia reported 12.6% revenue growth in a growing market characterised by strong tariff competition. Although the tariff level is continuously decreasing, the positive shift in customer mix and improving usage resulted in a 4.5% increase in ARPU. EBITDA margin reached a strong 54.4%.

•                  Montenegrin mobile revenues increased by 23.1% in Q1 2007, as both customer base and usage significantly increased, helped by the increasing mobile substitution. Market penetration increased to 135% at end of March, mainly reflecting the extended availability of SIM cards since October 2006. EBITDA margin was 28.0% in Q1 2007 due to severance payment related expenses.

•                  Pro-M, the TETRA service company, reported HUF 1.7 bn mobile service revenues and HUF 0.6 bn EBITDA in Q1 2007.

T-Systems

Revenues before elimination increased by 36.4% driven by the consolidation effect of the new subsidiaries. KFKI and T-Systems Hungary contributed HUF 5.3 bn revenues and HUF 0.7 bn EBITDA in the first quarter of 2007. The positive trend in revenues was supported by new outsourcing agreements and the governmental electronic tax filing project. Excluding the new subsidiaries, revenues decreased by 3.8%, driven by the continuous pressure on voice tariffs and increasing mobile substitution. The segment’s EBITDA was flat and EBITDA margin was 23.1% in Q1 2007.

Headquarters and Shared services

Revenues before eliminations were down by 8.5% driven by lower marketing and real estate service revenues. EBITDA decreased by 21.3% to HUF -6.2 bn due to higher employee related expenses driven by severance expenses.

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (“PwC”) identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were potentially raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and are currently implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays. We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in regular contact with these authorities regarding the investigation and are responding to inquiries raised by these authorities.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of MakTel, the sole fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of March 31, 2007 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1 2007 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated

Balance Sheets - IFRS

  (HUF million)

	Mar 31, 2006	Mar 31, 2007	% change
	(Unaudited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	56,517	83,352	47.5%
Other financial assets	1,850	8,680	369.2%
Trade receivables	71,713	88,082	22.8%
Inventories	10,342	10,332	(0.1)%
Current recoverable income taxes	1,122	7,622	579.3%
Other assets	20,981	26,786	27.7%

Total current assets	162,525	224,854	38.4%

Non-current assets

Intangible assets	320,889	330,223	2.9%
Property, plant and equipment	579,042	534,857	(7.6)%
Investments in associates	4,837	4,122	(14.8)%
Other financial assets	5,872	24,885	323.8%
Deferred tax assets	15,112	19,781	30.9%

Total non-current assets	925,752	913,868	(1.3)%

Total assets	1,088,277	1,138,722	4.6%

LIABILITIES AND EQUITY

Current liabilities

Loans from related parties	20,000	54,000	170.0%
Other financial liabilities	56,567	41,191	(27.2)%
Accrued interest	5,034	6,232	23.8%
Trade payables	51,717	62,099	20.1%
Other liabilities	45,134	49,086	8.8%
Provisions	4,718	10,113	114.3%
Income tax liabilities	2,061	1,399	(32.1)%

Total current liabilities	185,231	224,120	21.0%

Non-current liabilities

Loans from related parties	239,432	215,432	(10.0)%
Other financial liabilities	20,230	55,883	176.2%
Other liabilities	5,556	8,527	53.5%
Provisions	3,330	3,422	2.8%
Deferred tax liabilities	3,613	19,918	451.3%

Total non-current liabilities	272,161	303,182	11.4%

Total liabilities	457,392	527,302	15.3%

EQUITY

Issued capital	104,277	104,277	0.0%
Additional paid in capital	27,380	27,380	0.0%
Treasury shares	(1,926)	(1,504)	(21.9)%
Retained earnings	419,062	414,818	(1.0)%
Cumulative translation adjustment	5,454	(3,645)	n.m.
Shareholders’ equity	554,247	541,326	(2.3)%
Minority interests	76,638	70,094	(8.5)%
Total equity	630,885	611,420	(3.1)%

Total liabilities and equity	1,088,277	1,138,722	4.6%

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

  (HUF million)

	3 months ended Mar 31,		%
	2006	2007	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions	23,206	23,018	(0.8)%
Domestic outgoing traffic revenues	18,359	13,957	(24.0)%
International outgoing traffic revenues	2,514	2,614	4.0%
Value added and other services	2,148	1,957	(8.9)%
Voice - retail revenues	46,227	41,546	(10.1)%

Domestic incoming traffic revenues	2,665	2,097	(21.3)%
International incoming traffic revenues	4,345	4,627	6.5%
Voice - wholesale revenues	7,010	6,724	(4.1)%

Internet revenues	11,454	13,877	21.2%
Data	6,724	6,798	1.1%
Multimedia	4,314	4,552	5.5%
Equipment sales	1,225	1,159	(5.4)%
Other revenues	2,223	1,907	(14.2)%

Fixed line revenues	79,177	76,563	(3.3)%

Voice - retail	44,499	45,791	2.9%
Voice - wholesale	9,506	10,985	15.6%
Visitor	1,020	1,185	16.2%
Non-voice	9,701	10,643	9.7%
Equipment sales and activation	5,005	4,795	(4.2)%
Other revenues	428	2,275	431.5%

Mobile revenues	70,159	75,674	7.9%

System Integration/Information Technology revenues	2,534	8,888	250.7%

Total revenues	151,870	161,125	6.1%

Voice, data and Internet related payments	(21,485)	(20,369)	(5.2)%
Cost of equipment sales	(8,095)	(8,185)	1.1%
Payments to agents and other subcontractors	(6,284)	(11,051)	75.9%
Total revenue-related payments	(35,864)	(39,605)	10.4%
Employee-related expenses	(21,500)	(26,636)	23.9%
Depreciation and amortization	(29,216)	(28,349)	(3.0)%
Other operating expenses - net	(30,444)	(31,892)	4.8%

Total operating expenses	(117,024)	(126,482)	8.1%

Operating profit	34,846	34,643	(0.6)%

Net financial expenses	(7,736)	(7,161)	(7.4)%

Share of associates' profits	(26)	60	n.m.

Profit before income tax	27,084	27,542	1.7%

Income tax	(5,299)	(8,879)	67.6%

Profit for the period	21,785	18,663	(14.3)%

Attributable to:
Equity holders of the Company (Net income)	18,948	15,899	(16.1)%
Minority interests	2,837	2,764	(2.6)%
	21,785	18,663	(14.3)%

MAGYAR TELEKOM

Consolidated

Cashflow Statements - IFRS

  (HUF million)

	3 months ended Mar 31,		%
	2006	2007	change
	(Unaudited)	(Unaudited)

Cashflows from operating activities

Profit for the year	21,785	18,663	(14.3)%
Depreciation and amortization	29,216	28,349	(3.0)%
Income tax expense	5,299	8,879	67.6%
Net finance expense	7,736	7,161	(7.4)%
Share of associate profit	26	(60)	n.m.
Change in working capital	(6,868)	4,986	n.m.
Tax paid	(4,336)	(6,646)	53.3%
Dividend received	157	0	(100.0)%
Interest paid	(8,403)	(7,271)	(13.5)%
Interest received	675	1,399	107.3%
Other cashflows from operations	(1,703)	1,857	n.m.

Net cash generated from operating activities	43,584	57,317	31.5%

Cashflows from investing activities

Additions to tangible and intangible assets	(19,137)	(9,384)	(51.0)%
Change in payables relating to capital expenditures	(8,524)	(14,969)	75.6%
Purchase of subsidiaries and business units	(2,052)	(62)	(97.0)%
Cash acquired through business combinations	22	485	2,104.5%
Proceeds from / (Payments for) other financial assets - net	59	(2,225)	n.m.
Proceeds from disposal of non current assets	807	1,157	43.4%

Net cash used in investing activities	(28,825)	(24,998)	(13.3)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(16)	(76,031)	n.m.
Net proceeds of loans and other borrowings	(8,515)	50,441	n.m.
Other	(18)	0	(100.0)%

Net cash used in financing activities	(8,549)	(25,590)	199.3%

Exchange gains / (losses) on cash	4,247	(1,217)	(128.7)%

Change in cash and cash equivalents	10,457	5,512	(47.3)%

Cash and cash equivalents, beginning of period	46,060	77,840	69.0%

Cash and cash equivalents, end of period	56,517	83,352	47.5%

Change in cash and cash equivalents	10,457	5,512	(47.3)%

Summary of key operating statistics

GROUP	Mar 31, 2006	Mar 31, 2007	% change

EBITDA margin	42.2%	39.1%	n.a.
Operating margin	22.9%	21.5%	n.a.
Net income margin	12.5%	9.9%	n.a.
CAPEX to Sales	12.6%	5.8%	n.a.
ROA	7.0%	5.6%	n.a.
Net debt	279,712	283,154	1.2%
Net debt / net debt + total capital	30.7%	31.7%	n.a.
Number of employees (closing full equivalent)	12,014	12,365	2.9%

T-COM SEGMENT	Mar 31, 2006	Mar 31, 2007	% change

Hungarian fixed line operations

Fixed line penetration	35.3%	33.8%	n.a.
Number of closing lines (1)
Residential	1,961,374	1,878,406	(4.2)%
Business	177,341	169,571	(4.4)%
Payphone	21,931	20,370	(7.1)%
ISDN channels	327,880	312,752	(4.6)%
Total lines	2,488,526	2,381,099	(4.3)%

Traffic in minutes (thousands) (1)
Local	762,119	733,979	(3.7)%
Long distance	252,374	241,639	(4.3)%
Fixed to mobile	119,298	93,369	(21.7)%
Domestic outgoing traffic	1,133,791	1,068,987	(5.7)%
International outgoing traffic	16,968	14,362	(15.4)%
Internet	328,518	153,135	(53.4)%
Total outgoing traffic	1,479,277	1,236,484	(16.4)%

Data products
ADSL connections	370,362	551,129	48.8%
Number of Internet subscribers
Dial-up	73,938	23,359	(68.4)%
Leased line	735	663	(9.8)%
DSL	240,967	362,004	50.2%
W-LAN	1,467	1,048	(28.6)%
CATV	30,971	67,381	117.6%
Total Internet subscribers	348,078	454,455	30.6%
Market share in the dial-up market (estimated)	42%	40%	n.a.
Cable television customers	406,682	413,436	1.7%
Total broadband Internet access	403,535	628,281	55.7%

Macedonian fixed line operations

Macedonian fixed line penetration	25.3%	23.4%	n.a.
Number of closing lines
Residential	454,750	423,619	(6.8)%
Business	48,000	42,853	(10.7)%
Payphone	2,264	2,072	(8.5)%
ISDN channels	41,032	42,868	4.5%
Total Macedonian lines	546,046	511,412	(6.3)%

Macedonian traffic in minutes (thousands)
Local	314,095	291,594	(7.2)%
Long distance	44,859	42,521	(5.2)%
Fixed to mobile	30,171	26,185	(13.2)%
Domestic outgoing traffic	389,125	360,300	(7.4)%
International outgoing traffic	7,021	6,144	(12.5)%
Internet	54,980	34,128	(37.9)%
Total outgoing Macedonian traffic	451,126	400,572	(11.2)%

Data products (Macedonia)
ADSL connections	9,558	18,279	91.2%
Number of Internet subscribers
Dial-up	90,122	118,190	31.1%
Leased line	136	143	5.1%
DSL	9,558	18,279	91.2%
Total Internet subscribers	99,816	136,612	36.9%
Market share in the dial-up market (estimated)	92%	93%	n.a.

Montenegrin fixed line operations

Montenegrin fixed line penetration	31.2%	30.5%	n.a.
Number of closing lines
PSTN lines	174,227	168,426	(3.3)%
ISDN channels	19,486	21,196	8.8%
Total Montenegrin lines	193,713	189,622	(2.1)%

Montenegrin traffic in minutes (thousands)
Local	81,435	77,509	(4.8)%
Long distance	31,153	16,935	(45.6)%
Fixed to mobile	8,902	7,174	(19.4)%
Domestic outgoing traffic	121,490	101,618	(16.4)%
International outgoing traffic	2,892	16,979	487.1%
Internet	106,462	92,833	(12.8)%
Total outgoing Montenegrin traffic	230,844	211,430	(8.4)%

Data products (Montenegro)
ADSL connections	2,003	8,382	318.5%
Number of Internet subscribers
Dial-up	27,605	24,904	(9.8)%
Leased line	114	120	5.3%
DSL	2,003	8,382	318.5%
Total Internet subscribers	29,722	33,406	12.4%
Market share in the dial-up market (estimated)	98%	98%	n.a.

T-MOBILE SEGMENT	Mar 31, 2006	Mar 31, 2007	% change

Hungarian mobile operations
Mobile penetration	93.3%	99.9%	n.a.
Market share of T-Mobile Hungary	44.9%	44.5%	n.a.
Number of customers (RPC)	4,222,206	4,477,965	6.1%
Postpaid share in the RPC base	32.1%	35.7%	n.a.
MOU	129	140	8.5%
ARPU	4,597	4,444	(3.3)%
Postpaid	9,962	8,678	(12.9)%
Prepaid	2,092	2,137	2.2%
Overall churn rate	15.8%	15.1%	n.a.
Postpaid	10.4%	10.2%	n.a.
Prepaid	18.3%	17.8%	n.a.
Enhanced services within ARPU	646	666	3.1%
Average acquisition cost (SAC) per customer	6,176	6,512	5.4%

Macedonian mobile operations
Macedonian mobile penetration	62.0%	70.0%	n.a.
Market share of T-Mobile Macedonia	68.3%	65.5%	n.a.
Number of customers (RPC)	877,228	954,618	8.8%
Postpaid share in the RPC base	16.8%	20.5%	n.a.
MOU	61	77	26.2%
ARPU	2,754	2,878	4.5%

Montenegrin mobile operations
Montenegrin mobile penetration	79.1%	134.5%	n.a.
Market share of T-Mobile Crna Gora	41.4%	41.1%	n.a.
Number of customers (RPC) (2)	203,037	342,339	68.6%
Postpaid share in the RPC base	17.9%	14.8%	n.a.
MOU	124	99	(20.2)%
ARPU	3,766	2,978	(20.9)%

T-SYSTEMS SEGMENT	Mar 31, 2006	Mar 31, 2007	% change

Number of closing lines (1)
Business	68,034	62,990	(7.4)%
Managed leased lines (Flex-Com connections)	9,854	8,682	(11.9)%
ISDN channels	168,000	166,342	(1.0)%
Total lines	245,888	238,014	(3.2)%

Traffic in minutes (thousands) (1)
Local	120,250	89,915	(25.2)%
Long distance	49,529	38,745	(21.8)%
Fixed to mobile	35,789	24,733	(30.9)%
Domestic outgoing traffic	205,568	153,393	(25.4)%
International outgoing traffic	8,503	7,620	(10.4)%
Internet	16,764	8,180	(51.2)%
Total outgoing traffic	230,835	169,193	(26.7)%

(1)   Magyar Telekom Plc. + Emitel (100% owned by Magyar Telekom Plc.)

(2)   In October 2006, prepaid voucher lifecycle was extended from 3 to 11 months in Montenegro, resulting in increase in the number of prepaid RPC.

Analysis of the Financial Statements for the three months ended March 31, 2007

Exchange rate information

The Euro weakened by 6.7% against the Hungarian Forint year on year (from 265.54 HUF/EUR on March 31, 2006 to 247.83 HUF/EUR on March 31, 2007). The average HUF/EUR rate decreased from 254.49 in the first quarter of 2006 to 252.39 in the same period of 2007.

The U.S. Dollar depreciated by 15.1% against the Hungarian Forint year on year (from 219.20 HUF/USD on March 31, 2006 to 186.13 HUF/USD on March 31, 2007).

Analysis of group income statements

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were potentially raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and are currently implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays.  We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in regular contact with these authorities regarding the investigation and are responding to inquiries raised by these authorities.

Magyar Telekom (“MT”) incurred HUF 0.9 bn expenses relating to the investigation in the first quarter of 2007, which are included in other operating expenses in the HQ (Headquarters) and shared services segment.

Revenues

Fixed line voice-retail revenues decreased by 10.1% in the first three months of 2007 compared to the same period last year, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate packages, lower usage and decreased customer base resulting mainly from competition and mobile substitution.

Subscription fees showed a slight decrease resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. However, this decrease was almost offset by higher subscription revenue from customized and supplementary packages at Magyar Telekom Plc. driven by higher proportion of customers choosing such packages.

Domestic outgoing fixed line traffic revenues in the first quarter of 2007 amounted to HUF 14.0 bn compared to HUF 18.4 bn in the same period last year. Domestic outgoing traffic revenues decreased due to lower average per minute fees and loss of fixed line customers mainly owing to competition from other fixed line service providers and mobile substitution. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 84.1% of the lines at Magyar Telekom Plc. at March 31, 2007. The most popular of these packages are the Felezö (Halving) and the Favorit packages. Domestic outgoing traffic revenues also decreased at Maktel and at T-Com Crna Gora (“T-Com CG”) primarily due to lower usage reflecting the effect of mobile substitution.

International outgoing fixed line traffic revenues increased by 4.0%, from HUF 2.5 bn in the first three months of 2006 to HUF 2.6 bn in the same period of 2007. This increase in this revenue line is mainly due to higher amount of outgoing minutes at T-Com CG, as after the referendum on independence in May 2006 in Montenegro, calls to Serbia are classified as international traffic. This increase was somewhat compensated by lower outgoing international traffic revenues at Magyar Telekom Plc. and also at Maktel resulting from lower volume of minutes and decreased prices.

Value-added and other services revenues showed an 8.9% decline in the first quarter of 2007 as compared to the same period last year. The decrease was owing to the lower amortization of deferred revenues as amortization of connection fees collected 10 years ago started to run out, which was partly offset by a significant increase in cable voice subscription fees in line with higher customer number.

Voice-wholesale revenues decreased by 4.1% in the first quarter of 2007 compared to the same period in 2006 driven by lower domestic incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the three months ended March 31, 2007 decreased by 21.3% compared to the same period in 2006. Traffic revenues from LTOs decreased at Magyar Telekom Plc. due to the application of the new RIO prices based on NHH decision from June 2006, also applied retrospectively since September 2005. Revenues from call origination and call termination also declined owing to lower RIO fees and lower volume of traffic. Lower incoming revenues from LTOs at T-Com CG reflect the effect of the previously mentioned referendum last May.

International incoming fixed line traffic revenues increased to HUF 4.6 bn for the three months ended March 31, 2007 compared to HUF 4.3 bn for the same period in 2006. International incoming revenues increased mainly at T-Com CG as interconnection with Telekom Serbia is presented as international in 2007. International incoming traffic revenues remained flat at Magyar Telekom Plc. since stronger HUF/EUR exchange rate and lower average settlement rates were almost offset by the increased volume of international incoming traffic.

Internet revenues of the fixed line operations grew significantly to HUF 13.9 bn in the first three months of 2007 compared to HUF 11.5 bn in the same period last year. This growth was due to the strong increase in the number of ADSL, Internet and Cablenet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers grew to 551,129 by March 31, 2007 (from 370,362 a year earlier) in Hungary and the number of T-Online Internet connections grew by 30.6% to 454,455 compared to the previous year. The proportion of higher revenue generating broadband Internet customers further increased within the customer base, which also contributed to the revenue growth. By the end of March 2007, the total number of our broadband connections exceeded 628,000 in our Hungarian fixed line operations. The number of ADSL and Internet subscribers also significantly increased at our foreign subsidiaries.

Data revenues grew by 1.1% to HUF 6.8 bn in the first three months of 2007 compared to the same period in 2006. The increase is mainly driven by higher broadband data revenues and higher broadband IP retail revenues, partly offset by lower narrowband revenues at Magyar Telekom Plc.

Multimedia revenues amounted to HUF 4.6 bn in the first three months of 2007 as compared to HUF 4.3 bn in the same period of 2006. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers in Hungary and price increases effective from January 1, 2007.

Revenues from fixed line equipment sales decreased by 5.4% for the three months ended March 31, 2007 compared to the same period in 2006. Equipment sales revenue decrease is due to lower sales of telecommunications equipment at Magyar Telekom Plc., partly offset by the increase at Maktel owing to more phonesets and ADSL modems sold.

Other fixed line revenues decreased by 14.2% in the first quarter of 2007 compared to last year. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The drop in this revenue line is the result of lower revenues from telephone book publishing at Magyar Telekom Plc. and decreased comHouse revenues (shopping malls, offices, housing estates) at BCN.

Revenues from mobile telecommunications services amounted to HUF 75.7 bn for the three months ended March 31, 2007 compared to HUF 70.2 bn for the same period in 2006 (a 7.9% increase). The increase in mobile revenues resulted mainly from higher voice traffic revenue at each mobile operator of Magyar Telekom Group.

Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. It increased by 5.3% and amounted to HUF 58.0 bn in the first three months of 2007. The 2.9% increase in voice-retail traffic was mainly driven by the improved voice traffic revenues of T-Mobile Hungary (“TMH”), our mobile line of business, primarily due to the higher MOU and to a lesser extent due to higher average customer base. TMH’s average usage per customer per month measured in MOU increased by 8.5% from 129 minutes in the first quarter of 2006 to 140 minutes in the same period of 2007. TMH’s monthly average revenue per user (“ARPU”) decreased by 3.3% from HUF 4,597 in the first three months of 2006 to HUF 4,444 for the same period of 2007, mainly as a result of lower average per minute fees.

Mobile penetration reached 99.9% in Hungary and T-Mobile Hungary accounts for 44.5% market share in the highly competitive mobile market at March 31, 2007. TMH’s average customer base increased by 5.8% year over year. The proportion of postpaid customers increased to 35.7% at March 31, 2007 from 32.1% a year earlier as a number of the prepaid customers migrated to more favorable, for example flat-rate postpaid packages.

Higher voice-retail revenues at T-Mobile Macedonia were driven by higher average number of mobile customers and higher MOU, partly offset by lower per minute rates. The number of T-Mobile Macedonia customers increased by 8.8% and reached 954,618 at March 31, 2007. T-Mobile Macedonia’s average usage per customer per month measured in MOU increased by 26.2% from 61 minutes in the first quarter of 2006 to 77 minutes in the same period of 2007.

T-Mobile CG generated HUF 3.3 bn revenues in the first quarter of 2007 compared to HUF 2.6 bn in the same period of 2006 before inter-company eliminations. As of March 31, 2007, T-Mobile CG had more than

342,000 customers compared to about 203,000 a year earlier. The strong increase in the customer base was mainly influenced by the extended repaid voucher lifecycle from 3 to 11 months effective from October 2006. This increase was partly compensated by decreased MOU and lower per minute fees.

Voice-wholesale traffic revenues reached HUF 11.0 bn in the first three month of 2007 compared to HUF 9.5 bn in the same period last year. The increase was mainly due to higher interconnection traffic between T-Mobile Macedonia and Cosmofon and higher interconnection fees between T-Mobile CG and ProMonte. This was partly offset by lower wholesale revenues at TMH after decreased termination fees applied from February 2007.

Total mobile revenue increase was supported also by higher non-voice revenues primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS) and corporate services revenues.

Mobile equipment sales revenues showed a decrease in the first three months of 2007 compared to the same period last year due to the decrease in TMH’s revenues reflecting lower average handset prices and lower equipment sales ratio, somewhat offset by higher gross additions. Lower equipment sales revenues at T-Mobile CG also contributed to the decrease.

Higher mobile other revenues were due to the TETRA services provided by Pro-M PrCo. Ltd. (“Pro-M”) in the first quarter of 2007. Pro-M’s EDR activities contributed HUF 1.7 bn to total mobile revenues.

System Integration (“SI”) and IT revenues showed an outstanding increase of 250.7% reaching HUF 8.9 bn in the first quarter of 2007 compared to HUF 2.5 bn in the same period last year. The increase resulted mainly from the consolidation of KFKI and Dataplex revenues since their acquisitions in 2006 and the consolidation of T-Systems Hungary this year. Higher IT revenues at BCN also contributed to the increase. The increased number of SI/IT service projects at Magyar Telekom Plc. and BCN also had positive effects on revenues. The most significant projects are the outsourcing services provided to E.ON and Erste Bank as well as SI and IT solutions provided to the Hungarian government (E-Közmű).

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 20.4 bn in the first three months of 2007 compared to HUF 21.5 bn in the same period of 2006. Lower mobile outpayments at Magyar Telekom Plc. were due to lower traffic and lower fixed to mobile termination rates effective from February 2, 2007. Lower outpayments at TMH were driven by the decreases in termination fees, partly offset by increased traffic. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG owing to increased interconnection fees from February 2007.

The cost of telecommunications equipment in the first quarter of 2007 was HUF 8.2 bn compared to HUF 8.1 bn in the same period of 2006. The slight increase is mainly due to TMH and was driven by higher gross addition of customers and higher average cost of phonesets, partly compensated by lower equipment sales ratio. This increase was partly offset by lower equipment sales at T-Mobile CG.

Payments to agents and other subcontractors showed an increase of 75.9% in the first quarter of 2007 compared to the same period of 2006. The strong increase was mainly related to higher SI/IT-related payments due to the inclusion of KFKI Group’s and T-Systems Hungary’s expenses. The growth resulted also from higher agent fees at TMH due to increased gross addition of customers.

Employee-related expenses in the first three months of 2007 amounted to HUF 26.6 bn compared to HUF 21.5 bn in the same period of 2006 (an increase of 23.9%). Employee- related expenses increased mainly at Magyar Telekom Plc., TMH and also at T-Mobile CG in line with higher severance expenses. The increase was also attributable to the inclusion of new subsidiaries (such as Dataplex, KFKI, T-Systems

Hungary). The group headcount number increased from 12,014 on March 31, 2006 to 12,365 on March 31, 2007. The increase in employee-related expenses was partly offset by lower expenses at Maktel reflecting higher severance payments to employees in 2006.

Depreciation and amortization decreased by 3.0% to HUF 28.3 bn in the first quarter of 2007 from HUF 29.2 bn in the same period of 2006. Lower amount of depreciation is mainly driven by the lower asset base. This decrease was partly compensated by the inclusion of KFKI Group expenses in the first quarter of 2007.

Other operating expenses - net increased by 4.8% year over year. Other net operating expenses include HUF 8.9 bn materials and maintenance fees, HUF 4.4 bn marketing fees, HUF 7.9 bn service fees, HUF 3.9 bn fees and levies, HUF 2.0 bn consultancy and HUF 4.8 bn other expenses. The increase in other operating expenses was driven by provisions for litigations and the consolidation of new subsidiaries such as Dataplex and KFKI. These increases were partly offset by lower marketing expenses mainly at Magyar Telekom Plc. due to less intensive advertising activity in the first quarter of 2007. Other operating expenses - net include a HUF 0.9 bn one-off item, the expenses Magyar Telekom incurred relating to the ongoing investigation.

Operating Profit

Operating margin for the three months ended March 31, 2007 was 21.5%, while operating margin for the same period in 2006 was 22.9%. The decrease is due to the fact that in percentage terms the increase in expenses was higher than the growth in revenues (the drivers of which is explained above).

Net financial expenses

Net financial expenses amounted to HUF 7.2 bn in the first quarter of 2007 compared to HUF 7.7 bn in the same period of 2006. Net financial expenses decreased mainly due to higher foreign exchange gains at Magyar Telekom Plc. resulting from the strengthening of HUF. The proportion of loan portfolio with variable interest rates was 42.5% at the parent company so we could utilize the positive effect of falling HUF interest rates. Higher interest and other financial income at Crnogorski Telekom and Pro-M also caused favorable changes in net financial expenses.

Share of associates’ profits

Share of associates’ profits amounted to HUF 60 million for the three months ended March 31, 2007 compared to HUF 26 million loss for the same period in 2006 as T-Systems Hungary (which decreased this revenue line in the first quarter of 2006) became fully consolidated company of the Group from January 1, 2007.

Income tax

Income tax expense increased from HUF 5.3 bn for the first three months of 2006 to HUF 8.9 bn in the same period of 2007 mainly due to the launch of solidarity tax, increase in local business tax as a result of higher revenues, higher innovation fee due to less R&D costs in the first quarter of 2007 and the standardization of tax calculation processes of Magyar Telekom and T-Mobile Hungary.

Minority interests

Minority interests in the first quarter of 2007 decreased by 2.6% compared to the same period of 2006 and amounted to HUF 2.8 bn. The decrease mainly due to the weaker performance of Crnogorski Telekom, partly offset by the better results of T-Mobile Macedonia.

Analysis of group balance sheets

Total assets as of March 31, 2006 were HUF 1,088 bn. Total assets amounted to HUF 1,139 bn as of March 31, 2007.

Cash and cash equivalents

Cash and cash equivalents increased from HUF 56.5 bn at March 31, 2006 to HUF 83.4 bn at March 31, 2007 as neither Maktel nor Crnogorski Telekom has paid dividend to Magyar Telekom during the last year, and thus the increasing cash balance generated by our subsidiaries in Macedonia and Montenegro are deposited in local banks.

Trade receivables

Trade receivables increased from HUF 71.7 bn as of March 31, 2006 to HUF 88.1 bn as of March 31, 2007. This growth is mainly due to the increased turnover of T-Mobile Hungary and the inclusion of the trade receivable balance of our new subsidiaries.

Loans and other borrowings

The current portion of loans and other borrowings increased by 24.3% from March 31, 2006 to HUF 95.2 bn at March 31, 2007. Non current loans and other borrowings increased by 4.5% from March 31, 2006 to HUF 271.3 bn at March 31, 2007.

The increase in the total loan portfolio resulted from the financing of KFKI and Dataplex acquisitions and the dividend related to 2005 but paid in January 2007. These affected the current portion of the loan portfolio more than the non current.

At March 31, 2007, almost 100% of the loan portfolio was HUF denominated. The gearing ratio defined as net debt divided by net debt plus total equity was 31.7% at March 31, 2007 compared to 30.7% a year earlier.

Trade payables

Trade and other payables increased from HUF 51.7 bn as of March 31, 2006 to HUF 62.1 bn as of March 31, 2007. This significant increase is mainly due to the HUF 4.2 bn frequency fee payable at T-Mobile Hungary at March 31, 2007 and the inclusion of the trade payable balance of our new subsidiaries.

Analysis of group cashflow

Net cash generated from operating activities increased by 31.5% compared to the first three months of 2006 and amounted to HUF 57,317 million in the same period of 2007 due to strong decrease in working capital requirements, partly offset by lower EBITDA and higher income tax paid.

Net cash used in investing activities amounted to HUF 24,998 million in the first quarter of 2007, while it was HUF 28,825 million for the same period in 2006. This decrease in cash outflow is predominantly due to the lower amount paid for purchase of new subsidiaries, partly offset by higher payments for purchase of financial assets.

Net cash used in financing activities amounted to HUF 25,590 million in the first three months of 2007 compared to HUF 8,549 million in the same period of 2006. While during the first quarter of 2006, Magyar Telekom repaid a net HUF 8,515 million loan, in the same period of 2007 it took a net HUF 50,441 million loan. Dividends paid to shareholders increased by HUF 76,015 million mainly due to dividend payment after the 2005 results at Magyar Telekom Plc.

Analysis of segment results

Please note that starting from this 1Q07 flash report, Magyar Telekom will change its previously applied segment disclosure as a result of the change in the management structure of Group. Prior years’ segment disclosures will be amended to facilitate comparability with the disclosure of 2007.

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Headquarter and shared services), which include both Hungarian and foreign activities. The total fixed line operations in the foreign countries are included in our T-Com segment. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. In addition, the Company’s secondary format for reporting segment information is geographical segments.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, T-Systems Hungary, Integris, BCN Group, KFKI Group and EurAccount.

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Voice - retail revenues	40,182	36,664	(8.8)
Voice - wholesale revenues	11,162	10,235	(8.3)
Internet	11,151	13,745	23.3
Other revenues	14,597	14,649	0.4
Total revenues	77,092	75,293	(2.3)
EBITDA	32,414	30,553	(5.7)
Operating profit	16,420	16,148	(1.7)
Gross additions to tangible and intangible fixed assets	6,530	4,806	(26.4)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Voice - retail revenues	31,028	28,307	(8.8)
Voice - wholesale revenues	7,979	6,873	(13.9)
Internet	10,307	12,653	22.8
Other revenues	12,975	12,937	(0.3)
Total revenues	62,289	60,770	(2.4)
EBITDA	25,612	24,850	(3.0)
Operating profit	12,298	12,881	4.7

Maktel

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Total revenues	10,610	10,218	(3.7)
EBITDA	5,210	5,161	(0.9)

T-Com CG

HUF millionsl	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Total revenues	4,237	4,371	3.2
EBITDA	1,427	566	(60.3)

Revenues in the T-Com segment decreased by 2.3% year over year driven by lower retail and wholesale voice revenues, partly compensated by higher Internet revenues. The domestic outgoing fixed voice business experienced a decline mainly due to price discounts, lower usage and due to loss of lines reflecting the effect of strong competition and mobile substitution. International outgoing traffic revenues increased due to higher revenues at T-Com CG as traffic to Serbia is classified as international following the referendum on independence last May. This increase in this revenue line was partly compensated by lower international revenues both at Magyar Telekom Plc. T-Com and Maktel as a result of decreased volume of traffic and lower average fees. Lower domestic incoming traffic revenues resulted mainly from the application of the new lower RIO prices at Magyar Telekom Plc. T-Com and lower revenues at T-Com CG reflecting the reclassification of the traffic from Serbia. Consequently, international incoming traffic showed an increase in Montenegro. Internet revenues increased by 23.3% in the first three months of 2007 compared to the same period of 2006 driven by strong volume increases in the number of ADSL and Internet subscribers both in Hungary and at our foreign subsidiaries as well as higher Cablenet customer base at T-Kábel Hungary. The increase in SI/IT revenues reflects the inclusion of Dataplex in 2007. Lower data revenues were driven by the decrease at Magyar Telekom Plc. T-Com and at Combridge. Other revenues also showed a decrease mainly due to lower revenues from telephone book publishing.

Operating profit of the T-Com segment decreased by 1.7%. While total revenues decreased by 2.3%, operating expenses decreased by 2.5% mainly owing to lower depreciation and amortization and cost of equipment sales. These decreases were partly offset by increased employee-related expenses.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Voice - retail	44,536	45,861	3.0
Voice - wholesale	14,121	14,449	2.3
Visitor	1,020	2,075	103.4
Non-voice	9,739	10,616	9.0
Equipment sales and activation	5,024	4,801	(4.4)
Other revenues	617	2,950	378.1
Total revenues	75,057	80,752	7.6
EBITDA	32,597	34,443	5.7
Operating profit	21,191	23,266	9.8
Gross additions to tangible and intangible fixed assets	11,850	4,016	(66.1)

T-Mobile Hungary

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Voice - retail	37,917	38,536	1.6
Voice - wholesale	12,424	12,036	(3.1)
Visitor	570	1,689	196.3
Non-voice	8,389	8,937	6.5
Equipment sales and activation	4,401	4,218	(4.2)
Other revenues	502	1,437	186.3
Total revenues	64,203	66,853	4.1
EBITDA	27,232	27,915	2.5
Operating profit	18,340	19,017	3.7

Pro-M (Tetra)

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Total revenues	0	1,716	n.a.
EBITDA	(273)	578	n.m.

T-Mobile Macedonia

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Total revenues	8,224	9,258	12.6
EBITDA	4,415	5,039	14.1

T-Mobile Crna Gora

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Total revenues	2,642	3,253	23.1
EBITDA	1,222	911	(25.5)

Revenues in the T-Mobile segment increased by 7.6% in the first quarter of 2007 compared to the same period of 2006. The growth in TMH’s revenues resulted mainly from higher MOU and also from increased average customer base. Average monthly usage per T-Mobile Hungary subscriber increased by 8.5% from 129 minutes in the first three months of 2006 to 140 minutes in the same period of 2007. T-Mobile Hungary’s customer base increased by 6.1% to 4,477,965 subscribers, including 2,879,444 prepaid customers by March 31, 2007. T-Mobile Hungary’s ARPU decreased by 3.3% from HUF 4,597 in the first quarter of 2006 to HUF 4,444 in the same period of 2007. The inclusion of Pro-M TETRA-related revenues also contributed to the increase in the first quarter of 2007. Revenues from call terminations showed a decrease primarily affected by lower termination fees at TMH applied from February 2, 2007. Non-voice revenues increased due to higher data access and corporate services revenues. Increase in visitor and other revenues are mainly driven by higher revenues from internal (RLL) services in 2007.

Operating profit at TMH increased by 3.7%, as total revenues increased by HUF 2.7 bn while operating expenses increased only by HUF 2.0 bn year over year. Operating expenses increased due to the combined effect of increased other net operating expenses, employee-related expenses, higher cost of equipment sales and decreased payments to other mobile operators.

Total revenues of T-Mobile Macedonia increased by 12.6% in the first quarter of 2007 mainly due to higher average customer base. T-Mobile Macedonia’s subscriber base increased by 8.8%, to 954,618 including 759,293 prepaid customers on March 31, 2007. T-Mobile Macedonia had 65.5% share in the Macedonian mobile market and mobile penetration was 70.0% at the end of March 2007. Traffic revenues increased due to higher MOU and higher average number of customers, partly offset by lower per minute rates. Non-voice revenues increased as a result of higher number of SMSs.

Total operating expenses of T-Mobile Macedonia increased by 1.5% mainly due to increase in payments to mobile and international operators as well as higher cost of equipment sales, which were partly offset by decrease in depreciation and amortization.

Total revenues of T-Mobile CG amounted to HUF 3.3 bn in the first three months of 2007 compared to HUF 2.6 bn in the same period of 2006. This increase was attributable to the significantly higher number of customers, partly offset by lower MOU and lower per minute fees.

Operating profit at T-Mobile CG decreased primarily driven by higher employee-related expenses, payments to mobile operators and other net operating expenses, partly compensated by lower cost of equipment sales.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, T-Systems Hungary, Integris, BCN Group and KFKI Group.

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Voice - retail revenues	6,075	4,716	(22.4)
Voice - wholesale revenues	0	0	n.a.
Internet	476	616	29.4
Other revenues	6,631	12,645	90.7
Total revenues	13,182	17,977	36.4
EBITDA	4,126	4,151	0.6
Operating profit	3,314	2,506	(24.4)
Gross additions to tangible and intangible fixed assets	618	512	(17.2)

The strong increase of 36.4% in the revenues of T-Systems segment primarily resulted from higher SI/IT revenues reflecting the consolidation effect of KFKI and T-Systems Hungary revenues in the first three months of 2007. Higher revenues at BCN and at Magyar Telekom Plc. T-Systems also positively hit SI/IT-related revenues. These increases were partly offset by lower voice retail revenues.

Despite the considerable revenue growth, operating profit dropped by 24.4% owing to higher subcontractor fees, employee-related expenses, depreciation and amortization as well as increased other net operating expenses.

HQ and shared services segment

HQ and shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	3 months ended March 31, 2006	3 months ended March 31, 2007	Change (%)
Total revenues	6,267	5,737	(8.5)
EBITDA	(5,075)	(6,155)	21.3
Operating profit	(6,079)	(7,277)	19.7
Gross additions to tangible and intangible fixed assets	139	50	(64.0)

The Headquarters and shared services segment performs strategic and cross-divisional management functions for the Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Revenues of the segment decreased due to less marketing and real estate services provided internally within the group. Operating expenses of HQ segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Higher negative operating results were mainly due to increase in employee-related expenses driven by higher severance expenses in the first quarter of 2007.

Magyar Telekom

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2007 – March 31, 2007
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
BCN Rendszerház	6,161	100.00%	100.00%	L
Pro-M	5,200	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
Dataplex	900	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
T-Systems Hungary	282	51,00%	51,00%	L
KFKI-LNX	220	100.00%	100.00%	L
Tele-Data	39	50.98%	50.98%	L
X-Byte	25	100.00%	100.00%	L
ProMoKom	21	100.00%	100.00%	L
Mobilpress	20	100.00%	100.00%	L
M Factory	10	75.05%	75.05%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	3,823
Future obligations from rental and operating lease contracts	41,383
Future obligation from capex contracts	11,069
Other future obligations	—

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	6,992	6,980	6,941
Group	12,014	12,341	12,365

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	6,980	6,941
Group	12,341	12,365

RS1. Ownership Structure, Ratio of Holdings and Votes

				Total equity
	Year Opening (January 1st, 2007)			Closing (March 31th, 2007)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	4.66	4.67	48,557,295	4.94	4.95	51,523,926
Foreign institution/company	79.80	79.99	832,189,613	85.25	85.41	888,969,803
Domestic individual	1.18	1.18	12,261,779	1.23	1.23	12,829,870
Foreign individual	0.01	0.01	142,621	0.01	0.01	114,900
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.18	n.a.	1,917,824
Government Institutions	0.18	0.18	1,874,242	0.44	0.44	4,597,939
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	13.40	13.43	139,714,579	6.88	6.89	71,644,858
Depositaries	0.53	0.54	5,571,427	1.07	1.07	11,169,095
“B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,768,216	100.00	100.00	1,042,768,216

*                 Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	1,917,824
Subsidiaries	0	0
Total	2,456,659	1,917,824

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,452,081	59.21	59.35	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	58,421,075	5.60	5.61	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End(2)	No. of shares held
SE BM	Christopher	Chairman-CEO	December 5, 2006	—	0
	Mattheisen	Board Member	December 21, 2006
SE BM	Thilo Kusch	Chief Financial Officer Board Member	October 1, 2006 November 6, 2006	—	0
BM	Dr. Klaus Hartmann	Board Member	October 27, 2000	—	8,000
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000
BM	Michael Günther	Board Member Remuneration Committee Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Gerhard Mischke	Board Member	April 27, 2005	—	0
BM	Frank Odzuck	Board Member Remuneration Committee Member	November 6, 2006	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Dr. János Illéssy	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Dr. Sándor Kerekes	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. György Szapáry	Supervisory Board Member Audit Committee Member	March 1, 2007		0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	417
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	Dr. Tamás Pásztory(3)	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	György Simó	Chief Operating Officer, Wireline Services Line of Business	September 20, 2006	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SE	János Winkler	Chief Operating Officer, Mobile Services Line of Business	March 1, 2006	—	0
Own share property total:					25,989

1                  Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

2                  Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

3                  Dr. Tamás Pásztory left the company with effect from March 30, 2007.

The above table shows data as of March 31, 2007. The following changes happened in senior officers, strategic employees since March 31, 2007:

Éva Somorjai has been appointed as Chief Human Resources Officer and István Maradi as Chief Information Officer of the Magyar Telekom Group as of April 1, 2007.

The Annual General Meeting held on April 26, 2007 elected new Board, Supervisory Board and Audit Committee members. The following people have been elected members of the Board of Directors: Dr. István Földesi, Dr. Mihály Gálik, Michael Günther, Dr. Klaus Hartmann, Horst Hermann, Thilo Kusch, Christopher Mattheisen, Frank Odzuck, Dr. Ralph Rentschler, and Rudolf Kemler. The following people have been elected members of the Supervisory Board: Gellért Kadlót, István Koszorú, György Varju, Péter Vermes, Attila Csizmadia, Dr. Ádám Farkas, Dr. János Illéssy, Dr. Sándor Kerekes, Konrad Kreuzer, Dr. László Pap, Dr. György Szapáry, and Jutta Burke. The following people have been elected members of the Audit Committee: Dr. Ádám Farkas, Dr. János Illéssy, Dr. Sándor Kerekes, Dr. László Pap, and Dr. György Szapáry.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 2, 2007	Magyar Telekom acquired an additional 2% stake in T-Systems Hungary and strengthened its strategic cooperation with T-Systems Enterprise Services Gmbh
January 2, 2007	Change in the number of Magyar Telekom’s treasury shares
January 5, 2007	No social security number (TAJ) is required for the 2005 dividend payment
January 24, 2007	Dr. Tamás Pásztory, the Chief Human Resources and Legal Officer of Magyar Telekom will leave the company with effect from March 30, 2007
January 25, 2007	Magyar Telekom has closed the transaction to acquire a 100% stake in Mobilpress
January 25, 2007	Magyar Telekom announced share ownership of senior officers
March 6, 2007	Magyar Telekom introduces naked ADSL
March 22, 2007	The Board of Directors of Magyar Telekom has appointed Éva Somorjai as Chief Human Resources Officer and decided to establish a new Chief Information Officer position
March 22, 2007

The Board of Directors has reviewed the 2006 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and that of Magyar Telekom Group prepared in accordance with the IFRS, and proposes them for approval to the Annual General Meeting. The Board of Directors also proposes a HUF 70 per share dividend payment for the financial year 2006 for approval to the Annual General Meeting.

March 23, 2007	István Maradi has been appointed as Chief Information Officer of Magyar Telekom as of April 1, 2007
April 17, 2007	Hungarian Parliament decides to cease golden share

Magyar Telekom Plc. publishes its announcements in Magyar Tökepiac.

Declaration of responsibility

We the undersigned declare that to the best of our knowledge all data and information in the attached report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom. We acknowledge that, based on the order of the Capital Markets Act, Magyar Telekom, as an issuer, is responsible for any damage caused by its failure to make a regular or extraordinary announcement or by any misleading announcement made.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, May 9, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: May 10, 2007